Exhibit 7

DBRS POLICIES AND PROCEDURES TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

Management of Conflicts of Interest – Disclosure Document

Purpose:

The purpose of this disclosure document is to set out the manner in which DBRS protects the objectivity and independence of its ratings from conflicts of interest.

Identifying Conflicts of Interest

Rating agencies face certain potential threats to their objectivity and independence. When, in the course of its business, an actual or potential conflict of interest is identified, DBRS determines whether the conflict of interest is prohibited and so must be eliminated or whether the conflict can be managed and disclosed.

DBRS will take appropriate action to ensure that any prohibited conflict of interest is eliminated.

In cases where DBRS determines that a conflict of interest is not prohibited, it makes specific and timely public disclosure of the conflict of interest through dbrs.com, and establishes, maintains and enforces written policies and procedures to manage the conflict of interest.

DBRS has identified and disclosed the following areas as potential, non-prohibited, conflicts of interest for which related policies and procedures have been implemented.

1. Relationships with Issuers and Subscribers

DBRS operates under an issuer-pay model, meaning that it is paid by issuers, sponsors and underwriters to determine credit ratings with respect to securities or money market instruments they issue, sponsor or underwrite, and by obligors to determine credit ratings with respect to the obligors (collectively "Issuers").

DBRS also receives compensation from those who subscribe to DBRS rating reports, industry studies, commentaries and securitization servicer reports ("Subscribers"). Subscribers may use DBRS ratings for a variety of purposes, including to comply with, or obtain benefits under, laws and rules. Subscribers may also own investments or have entered into transactions that could be favorably or adversely affected by a rating issued by DBRS.

Relationships between DBRS and its Issuers and Subscribers are potential sources of conflicts.

DBRS manages these potential conflicts by ensuring that its ratings are determined in accordance with its established ratings policies, procedures and methodologies, which provide, among other things, that the ratings that DBRS assigns to a security are not affected by the fees DBRS receives for those ratings or from the potential for a new or enhanced business relationship between DBRS and any party.

In order to ensure that the determination of DBRS ratings is influenced only by factors relevant to the credit assessments, DBRS maintains an organizational and committee structure, with supporting policies, procedures and internal controls designed to effectuate the separation of its analytical personnel from those who are involved with marketing activities and fee discussions with Issuers or potential Issuers who may seek a DBRS rating. DBRS prohibits its analytical personnel from initiating, arranging, negotiating, or participating in discussions regarding fees or payments for ratings with current or potential Issuers.

DBRS maintains standard subscription fees for which Subscribers receive access to non-public information, such as rating reports. And while DBRS values its interaction with various market participants, including Subscribers and investors, DBRS ratings do not rely upon any such communications for the purposes of its rating determinations. Furthermore, in the event that DBRS analytical personnel become aware of any security ownership of an Issuer or Subscriber as a result of their interactions, DBRS analytical personnel are prohibited from being influenced by any such knowledge and are required to report any incidents where an Issuer or Subscriber attempts to pressure them or take or refrain from taking a rating action due to such ownership.

DBRS also reviews its ratings on a regular basis, and DBRS public ratings and rating policies and methodologies are publicly available at no cost on dbrs.com.

The risk of improper influence over DBRS ratings is further minimized by the fact that no single Issuer or Subscriber accounts for a substantial portion of DBRS' net revenues. In no case will DBRS issue or maintain a rating solicited by any person who, in the most recent fiscal year, provided DBRS with net revenue equal to or exceeding 10 percent of the total net revenue of DBRS for that fiscal year.

Furthermore, DBRS has adopted procedures regarding situations in which it has been engaged by an Issuer to assign a rating to securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction. In such cases, DBRS discloses specific information about the transaction on a password-protected Internet web site that it makes available to other nationally recognized statistical rating organizations who have furnished DBRS with an appropriate certification regarding their use of the information (Non-Hired NRSROs). DBRS also obtains written representations from the Issuer of such structured finance products that it will make all the information it gives DBRS to determine an initial rating or to monitor that rating available to the Non-Hired NRSROs through its own password-protected web site. These procedures enable Non-Hired NRSROs to provide unsolicited rating opinions on the subject securities.

2. *Restrictions on Personal Securities Ownership, Corporate Positions and Post-Employment Activities*

Other potential sources of conflict arise when DBRS staff directly involved in the rating process have direct ownership interests in Issuers, or where they have corporate positions with Issuers.

Subject to limited exceptions, DBRS analytical personnel, staff directly involved in credit rating activities and members of their immediate families are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their area of primary responsibility. Furthermore, DBRS staff are prohibited from serving as directors or officers in any entity that is rated by DBRS. DBRS rating policies and compliance-related procedures, guidelines and reporting requirements facilitate compliance with these prohibitions.

Furthermore, if a member of DBRS analytical personnel terminates his or her employment with DBRS and secures employment with a rated employer in respect of which the analytical personnel participated in the determination of the credit rating, DBRS shall conduct a review to determine whether a conflict of interest of the analytical personnel influenced a credit rating of a rated employer, and DBRS shall take all required action, including revising a credit rating, if appropriate, and making any necessary Employment Transition reports to the SEC.

3. Ordinary-Course Business Relationships

The third area for potential conflict arises in respect of DBRS's business relationships with Issuers and Subscribers.

DBRS does not have an ownership interest in any rated entity. Any business relationship that DBRS enters into with a person subject to a credit rating or a Subscriber will be on an arm's-length basis. In the event that it is determined that such a relationship may be other than in the ordinary course of business, DBRS has controls in its rating committee process to ensure that the business relationship does not affect the integrity and independence of the rating. The rating committee process is one of the primary ways that DBRS manages conflicts as it provides both a checkpoint for conflicts and minimizes the influence of any one person over the determination of the rating thereby preserving the depth, consistency, objectivity and independence of DBRS ratings. The separation of business and analytical functions at DBRS provides a further layer of protection against any potential conflict arising from DBRS's business relationships.

In addition, DBRS staff is prohibited from entering into business relationships with Issuers, other than arm's-length relationships conducted in the ordinary course of business.

4. Outside Activities of the Board of Directors

DBRS has adopted procedures reasonably designed to ensure that the outside activities of its independent board members do not influence DBRS ratings. Independent board members may not participate in any deliberation or discussion in which the independent board member has a financial interest in the outcome of the rating.

5. Gifts, Benefits and Entertainment

The giving or receipt of gifts, benefits or entertainment may create actual or potential conflicts of interest for DBRS employees. In order to address these conflicts, DBRS has adopted a Global Procedure in this area. Under this Procedure, DBRS Analytical Personnel and their immediate family members are forbidden to solicit or accept any form of gift, benefit or entertainment from anyone with whom DBRS does ratings-related business. Incidental items of a de minimis value that are offered as part of a client meeting are exempted from this prohibition.

Limits are also imposed on the giving of gifts, benefits or entertainment by Analytical Personnel, and on the receipt or giving of gifts, benefits or entertainment by non-Analytical Personnel. With very limited exceptions, all employees must disclose to their Regional Compliance Officer, all gifts, benefits or entertainment they give or receive.

Separation of Analytics from Commercial Considerations

DBRS recognizes that commercial considerations may influence the production of ratings, and has therefore adopted a Global Procedure to manage the separation of analytics from commercial considerations. Pursuant to this Procedure, all fee discussions are handled by Non-Analytical Personnel. Analytical Personnel may not participate in Fee Discussions or seek information about such discussions. The Procedure further provides steps which are taken to safeguard the integrity of DBRS's ratings in the event Analytical Personnel are exposed to fee information.

DBRS Business & Employee Codes of Conduct

DBRS maintains a Business Code of Conduct, which is a summary of an extensive range of policies, procedures and internal controls that DBRS has implemented to ensure the objectivity and integrity of its ratings and transparency of its operations, as well as an Employee Code of Conduct which sets out, and provides guidance in respect of, the DBRS standards of conduct to be followed by DBRS staff, and underpins the DBRS commitment to integrity in the conduct of its business.

The policies and procedures that address and manage the conflicts discussed above are listed below, and attached as an appendix to this exhibit:

- Conflicts of Interest Global Policy
- Anti-Bribery and Corruption Global Policy
- Avoiding Conflicts of Interest with Control Investors Global Procedure
- Business Code of Conduct
- Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure
- Look-Back Review Global Procedure
- Outside Business Interests Global Procedure
- Personal Trading Global Policy
- SEC Rule 17g-5(a)(3) Global Procedure
- Structured and Corporate Finance Structuring Prohibition Global Policy



CONFLICTS OF INTEREST GLOBAL POLICY

Effective Date: December 1, 2017
Owner: Global Compliance
Applies to: All DBRS Covered Personnel

I. Purpose and Scope

DBRS has established this Conflicts of Interest Global Policy ("Policy") to manage conflicts of interest that may arise in its credit rating activities. This Policy applies to all Covered Personnel and should be read in conjunction with the DBRS policies and procedures that address conflicts of interest, which are listed in the Appendix of this Policy. Terms capitalized are defined herein or within the Glossary.

II. Policy

DBRS issues credit ratings that are based solely on an independent evaluation of the credit risk and merits of the rated entity, issuer, asset pool, security or instrument rated. DBRS recognizes the importance of its Analytical Personnel to be objective and independent with respect to its rating activities and the potential and perceived conflicts arising from payment DBRS may receive for ratings, subscriptions, or other services, and associations and interactions persons associated with DBRS may have with issuers, rated entities, investors or other parties acting on their behalf.

Accordingly, DBRS maintains policies, procedures, and other internal controls to identify conflicts of interest, whether actual, potential, or perceived, and addresses and manages such conflicts, including by eliminating prohibited conflicts or managing and/or disclosing such conflicts that are not prohibited.

The following principles underpin all of DBRS's conflicts of interest policies and procedures:
A. All Covered Personnel must not influence or seek to influence an Analytical Personnel's determination or approval of a credit rating, or development or approval of any Methodology, or policy or procedure that governs DBRS rating process used in determining a credit rating with any Improper Considerations.
B. Non-Analytical Personnel may not participate in the determination or approval of a credit rating or development or approval of any Methodology used in determining a credit rating, and Sales and Marketing Personnel may not participate in the development or approval of any procedure used in determining a credit rating, including by attempting to influence such determination, development, or approval with Improper Considerations.
C. Analytical Personnel must, where possible, avoid situations or interests that may cause them to be, or appear to be, conflicted by Improper Considerations. Analytical Personnel who are conflicted by Improper Considerations may not participate in the determination or approval of a credit rating or in the development or approval of any procedure or Methodology used in determining a credit rating, for which they are conflicted.

III.   Appendix

A. Related DBRS policies and procedures that address conflicts of interest:
1. Anti-Bribery and Corruption Global Policy
2. Anti-Bribery and Corruption Global Procedure
3. Avoiding Conflicts of Interest for Control Investors Global Procedure
4. Business Code of Conduct
5. Corporate and Structured Finance Rating Committee Global Policy
6. Corporate Finance Rating Committee Global Procedure
7. Corporate Finance Structuring Prohibition Global Guidance
8. Employee Code of Conduct
9. Media Relations Global Procedure
10. Outside Business Interests Global Procedure
11. Personal Trading Global Policy
12. Personal Trading Global Procedure
13. Reporting Complaints Global Procedure
14. Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure
15. Structured and Corporate Finance Structuring Prohibition Global Policy
16. Structured Finance and Corporate Finance Pricing Global Procedure
17. Structured Finance and Covered Bonds Rating Committee Global Procedure
18. Structured Finance Structuring Prohibition Global Guidance

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ANTI-BRIBERY AND CORRUPTION GLOBAL POLICY

Effective Date: **December 1, 2017**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I. Purpose and Scope

DBRS is committed to undertaking business in an ethical manner and in accordance with applicable anti-bribery and corruption laws and regulations. As such, this Anti-Bribery and Corruption Global Policy ("Policy") defines the fundamental principles and risk-based approach that DBRS follows to prevent and mitigate risks associated with Bribery and Corruption.

This Policy applies to all DBRS Covered Personnel globally and extends to all DBRS business dealings and transactions in any country or region. This Policy should be read in conjunction with the Anti-Bribery and Corruption Global Procedure ("Procedure") as well as all other applicable DBRS policies and procedures. Terms capitalized throughout this Policy are defined either in the Procedure or the Glossary.

II. Policy Statements

A. Overview
DBRS commits to protecting the business and reputation of the firm by establishing procedures to proactively identify risks and potential acts of Bribery and Corruption, as well as adapting systems and processes intended to prevent them from occurring.

B. Zero Tolerance
DBRS has zero tolerance towards Bribery and Corruption in any form, whether it be committed directly or indirectly through Agents and Third Parties, and has implemented a range of measures and procedures intended to prevent them from occurring.

Covered Personnel, its Agents and Third Parties are prohibited from:
- Soliciting, arranging or accepting bribes intended for the benefit of DBRS and/or their own benefit or that of their Immediate Family Members, friends, associates or acquaintances; and
- Offering, promising to, and/or giving a financial or other advantage to another entity or person to bring about the improper performance by such entity or person in order to secure a business advantage for DBRS.



AVOIDING CONFLICTS OF INTEREST WITH CONTROL INVESTORS GLOBAL PROCEDURE

Effective Date: **January 26, 2018**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

DBRS has developed the Avoiding Conflicts of Interest with Control Investors Global Procedure ("Procedure") in accordance with applicable regulations to establish measures reasonably designed so that DBRS does not issue or maintain a credit rating related to its Control Investors or entities its Control Investors Control ("Control Investor Entities").   The Conflict of Interest group of the global Compliance team is responsible for implementing this Procedure.

This Procedure applies to all Covered Personnel globally and should be read in conjunction with the DBRS Employee Code of Conduct and other DBRS policies and procedures in effect.   Terms capitalized throughout this Procedure are defined herein or in the Glossary.

II.   Conflict Prevention Procedures

A. Business Development
During the process of securing a letter of Engagement with an issuer, Business Development Personnel notifies the Chief Compliance Officer ("CCO") or Regional Compliance Officer ("RCO") if they become aware that a Control Investor maintains an ownership interest in the issuer.

B. Compliance
Compliance maintains lists of Control Investor Entities.   These lists are periodically updated with information received from the Control Investors via email, periodic corporate website reviews and quarterly reports sent to Compliance. The Conflicts of Interest group conducts a reconciliation of new entities/issuers rated by DBRS versus the list of Control Investor Entities and also reconciles any new Control Investor investment with existing DBRS rating actions. The results of these reconciliations are documented.

In addition to the above, and in conjunction with the DBRS Data Management team, the Conflicts of Interest group conducts a quarterly reconciliation of DBRS rating actions versus Control Investor investments. The results of this reconciliation are documented.

Upon request from a Control Investor, Compliance provides a report of all entities for which DBRS maintains a public and private rating.

C. Covered Personnel
All Covered Personnel must notify their RCO or the CCO in the event they become aware of an instance



where DBRS currently rates, or is engaged to rate, an entity Controlled by, or a security issued by a Control Investor Entity.

III.   Conflict Resolution Procedures

DBRS does not rate its Control Investors, any Control Investor Entity, or any securities issued thereby. Furthermore, in the event it is determined that DBRS rates, or is engaged to rate, a Control Investor Entity, or a security issued by such an entity, DBRS will Discontinue-Withdraw the rating(s) in question, or withdraw from the engagement to provide such rating in a manner that minimizes disruption to the marketplace.

The CCO confers with Senior Management, the Board of Directors, and/or legal counsel as necessary to determine the appropriate manner in which to effectuate the Discontinue-Withdraw rating action. DBRS may seek exemptive relief from applicable regulatory requirements if DBRS determines that such relief is in the best interest of users of DBRS credit ratings or otherwise in the public interest. The results of this consultation are documented.

IV.   Disqualification of Control Investors from Discussions on Certain Matters

Control Investors and their employees, and members of the Board of Directors of the Rating Acquisition Corporation, a DBRS holding company, and DBRS operating company, other than a member who is also an executive of a DBRS entity, are always disqualified at any DBRS entity meeting from any deliberation involving a specific rating. Such persons, including a DBRS executive who is not Analytical Personnel, must not have any influence or participation in the determination of a rating.

V.   Appendix

A. Definitions

"Control" is defined as the power to direct the management or policies of a person. A person is presumed to control a corporation if the person directly or indirectly owns 10% or more of the voting securities or is a member of the Board of Directors of that corporation. A person is presumed to control a trust if the person is a trustee or managing agent of the trust. A person is not presumed to control an entity that is held in a portfolio of a third-party *(i.e.,* unaffiliated) fund in which the Control Investor has an ownership interest. However, if a Control Investor owns 10% or more of an unaffiliated fund, Compliance reviews the circumstances of that ownership to determine whether there is a potential conflict of interest.

"**Control Investor"** is defined as a person who, directly or indirectly, owns 10% or more of the outstanding shares of DBRS.



January 2018

DBRS Business
Code of Conduct

Contact Information

Brian Weiss
Global Chief Compliance Officer
Tel. +1 203 883 5848
bweiss@dbrs.com

Table of Contents

Introduction

The DBRS Business Code of Conduct (the Business Code) reflects DBRS's[1] (DBRS or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS implements global policies and procedures. DBRS also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

DBRS also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS standards of conduct to be followed by DBRS Covered Personnel and underpins DBRS's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

DBRS Credit Ratings

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer) or obligation and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers and/or securities can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should

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1. DBRS Limited, DBRS, Inc., DBRS Ratings Limited and DBRS Ratings México, Institución Calificadora de Valores S.A. de C.V. (DBRS Ratings Mexico) (collectively, DBRS).

2. DBRS maintains, documents, and enforces the policies, procedures and controls it has established.

3. DBRS presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO, Related Policies and Consequential Amendments; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, amended by EU Regulation No 513/2011 and by EU Regulation No 462/2013on CRAs (the CRA Regulation); and in Mexico with the Ley del Mercado de Valores (Securities Market Law) and the Disposiciones de Caracter General aplicables a Instituciones Calificadoras de Valores (General Provisions applicable to Securities Rating Institutions) regulated by the Comision Nacional Bancaria y de Valores (CNBV).

4. As defined by IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.

Introduction (Continued)

default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS does not provide investment advice and a DBRS credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk.

They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax-related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DRBS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of exactly the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by under review statuses, rating trends as well as the comments and opinions referenced in DBRS press releases, rating reports and other publications.

DBRS uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, DBRS uses a recovery rating scale that is disclosed in the methodology. The most current DBRS rating scales and definitions in effect are available at no charge on www.dbrs.com and/or www.dbrs.mx (collectively, DBRS websites).

1. Quality and Integrity of the Rating Process

(1.1) DBRS credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS's rating Methodologies are published on the applicable DBRS websites and cover Issuers and obligations that DBRS rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

(1.2) Credit ratings should reflect all information known and believed to be relevant to DBRS, consistent with the applicable Methodology that is in effect.

(1.3) When deciding whether to rate or continue to rate an Issuer, DBRS considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS does not audit or verify any information it receives. If DBRS is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS identifies the limitations of the rating in the rating report or press release.

(1.4) DBRS avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS can determine a credit rating for the security, DBRS refrains from issuing a credit rating.

(1.5) In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

(1.6) DBRS defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

(1.7) DBRS credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced DBRS Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

(1.8) DBRS assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated. In certain jurisdictions DBRS has also established policies and procedures for reviewing the historical performance of Analytical Personnel.

(1.9) DBRS maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS conducts business.

1. Quality and Integrity of the Rating Process (Continued)

(1.10) DBRS has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

(1.11) DBRS maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

(1.12) DBRS has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

(1.13) DBRS has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS operates.

DBRS assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

(1.14) DBRS structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Corporate industry and Structured Finance product group is headed by a member of DBRS Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

(1.15) For DBRS to provide timely credit ratings for all rated industry and product sectors, DBRS has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS policies and procedures. DBRS's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

(1.16) DBRS may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

1. Quality and Integrity of the Rating Process (Continued)

(1.17) DBRS has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

(1.18) DBRS and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

(1.19) DBRS holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) DBRS does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS may develop a provisional[5] rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

(1.21) DBRS and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS's credit ratings to pay for credit ratings or other services.

(1.22) DBRS, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that DBRS operates, DBRS has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, DBRS Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new DBRS Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires DBRS Personnel to acknowledge that they have read and understood the Business Code.

DBRS has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS global compliance program and oversee the development and adequacy of DBRS policies, procedures and codes.

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5. DBRS Ratings Mexico does not issue provisional credit ratings.

1. Quality and Integrity of the Rating Process (Continued)

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the RCOs serve as the respective Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO), where applicable. The GCCO reports directly to the Boards of DBRS. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) DBRS Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any DBRS policy or procedure to the GCCO or their RCO. DBRS allows matters to be reported anonymously. DBRS does not limit a person from communicating or cooperating with appropriate governmental authorities, including its supervising regulators. DBRS protects DBRS Covered Personnel who, in good faith, report violations or other improper conduct from retaliation by other members of the DBRS Personnel (including DBRS Management). DBRS shall take appropriate action against anyone under its control who is found to have been involved in improper conduct.

2. DBRS Independence and Avoidance of Conflicts of Interest

A. General

(2.1) DBRS does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

(2.2) Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

(2.3) The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

(2.4) Ratings that DBRS assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

(2.5) DBRS is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the applicable DBRS websites.

B. DBRS Policies, Procedures, Controls and Disclosures

(2.6) DBRS has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS credit rating methodologies or credit rating actions:

    a. *Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;*

    b. *Being paid by subscribers with a financial interest that could be affected by a DBRS credit rating action;*

    c. *Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS credit ratings;*

    d. *Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and*

    e. *Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS.*

DBRS will not rate an entity that is an Affiliate or Associate of DBRS or its Analytical Personnel. In addition, DBRS does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS will publicly disclose in a timely manner that the credit rating may be affected.

(2.7) DBRS discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

(2.8) DBRS discloses the general nature of its compensation arrangements with rated Issuers on the applicable DBRS websites. DBRS currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. In the event that DBRS receives 10% or more of its annual revenue from one of these sources, DBRS would disclose this information. DBRS also complies with specific jurisdictional revenue concentration requirements or limits.

(2.9) DBRS supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

(2.10) DBRS does not hold or transact in trading instruments presenting conflicts of interest with DBRS rating activities.

(2.11) In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS, DBRS does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

C. DBRS Analyst and Employee Independence

(2.12) Reporting lines for DBRS Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

(2.13) DBRS maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

(2.14) DBRS has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.
    a. *Holds or transacts in a trading instrument issued by the rated Issuer or obligor;*
    b. *Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;*
    c. *Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest;*

2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

  d.   *Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;*

  e.   *Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;*

  f.   *Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or*

  g.   *Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.*

(2.15) Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their area of primary responsibility. The Personal Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to DBRS Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS rating activities.

(2.16) Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS. All Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

(2.17) DBRS policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

(2.18) DBRS has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS and takes actions as needed in accordance with applicable regulatory requirements.

(2.19) DBRS Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS policies and procedures. DBRS Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

(2.20) DBRS Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS. DBRS does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).

3. DBRS Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

(3.1) DBRS provides information on the applicable DBRS websites to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS does not state or imply that its regulatory authorities endorse DBRS credit ratings and does not use its registration status to advertise the quality of DBRS credit ratings.

(3.2) DBRS publishes on the applicable DBRS websites sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS determines its ratings. DBRS press releases, announcements and invitations to industry forums are disclosed on the applicable DBRS websites, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

(3.3) In accordance with DBRS policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the applicable DBRS websites. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS carefully considers the various uses of its ratings before modifying its Methodologies, policies, procedures and processes.

(3.4) DBRS discloses the Credit Ratings Global Policy on the applicable DBRS websites, which addresses the issuance of unsolicited credit ratings.

(3.5) DBRS discloses its policies for distributing its ratings, reports and updates and for when a credit rating is discontinued - withdrawn. DBRS provides rationales to support each rating action.

(3.6) DBRS discloses clear definitions of the meaning of each rating category in its rating scales, the definition of default and the time horizon DBRS uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS ratings are monitored on an ongoing basis as new information becomes available.

(3.7) DBRS differentiates ratings of Structured Finance products from traditional Corporate ratings though the use of a different rating symbol modifier (sf).

The SF modifier indicates that the rating is for a Structured Finance product and does not change the meaning or definition of the rating in any other way and does not change the risk of the particular Structured Finance product. DBRS clearly defines and consistently applies its rating symbols.

(3.8) DBRS is transparent about the manner in which each rating is determined.

(3.9) In accordance with the Company's rating policies and procedures, prior to issuing or revising a rating, DBRS, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the rating, DBRS is generally prepared to consider an appeal where the Issuer, obligor or arranger provides material new information to DBRS. DBRS considers rating appeals on a case-by-case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.10) When DBRS publically discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

(3.11) Except for private ratings and ratings for certain private placement transactions provided only to the Issuer, DBRS discloses to the public, on a non-selective basis and at no cost, any rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a rating.

(3.12) In the United States, Canada and Mexico, DBRS unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. For each rating, DBRS discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each rating not initiated at the request of the Issuer, rated entity or other third party is identified as such. DBRS Mexico does not issue unsolicited credit ratings.

In the European Union (EU), DBRS unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited rating in the EU, DBRS discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

In each case, at a minimum, disclosure is contained in the appropriate ratings press release and rating report. DBRS also identifies and maintains records of its unsolicited credit ratings.

(3.13) DBRS clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, DBRS discloses its presence and the manner in which it may limit the credit rating.

(3.14) For each of its public ratings, DBRS indicates when the rating was last updated. DBRS references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the applicable DBRS websites under "Methodologies."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS explains the manner in which the different credit rating methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.15) Generally, when DBRS issues a public rating on a Structured Finance product, DBRS provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS analysis and ratings. DBRS also analyzes the sensitivity of a Structured Finance product rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

(3.16) When issuing or revising a rating, where applicable, DBRS explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

(3.17) DBRS publicly announces when it has discontinued a rating on an Issuer, security or obligation, which indicates the date the rating was last updated and the reasons for the decision to discontinue the rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS discontinues the monitoring a credit rating for a rated Issuer, DBRS either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

(3.18) To promote transparency and to enable the market to best judge the performance of the ratings, DBRS, where possible, publishes sufficient information about the historical default rates of DBRS rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how rating categories have changed. The statistics enable the market to draw quality comparisons among ratings issued by different credit rating agencies. DBRS publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the rating, DBRS would explain this.

B. The Treatment of Confidential Information

(3.19) DBRS has adopted procedures and mechanisms to protect the Confidential and/or MNPI, including Confidential Information received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS and DBRS Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS and DBRS Covered Personnel:
- a. *Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS's credit rating activities, unless disclosure is required by applicable law or regulation;*
- b. *Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;*
- c. *Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS keeps the information confidential, unless disclosure is required by applicable law or regulation; or*
- d. *Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.*

(3.20) DBRS has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.21) DBRS prohibits DBRS Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. DBRS Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS ratings business. DBRS Covered Personnel are required to comply with the Company's personal trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

4. Governance, Risk Management and Employee Training

(4.1) DBRS has established a Board of Directors for each jurisdiction in which it operates (DBRS Boards). Among other accountabilities, the DBRS Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS executive management directors, the DBRS Boards include INEDs. The composition of the DBRS Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS's policies regarding conflicts of interest.

DBRS does not issue a credit rating unless a majority of the members of the DBRS Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS does not issue a credit rating if a member of it DBRS Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS compensates the independent members of the DBRS Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS or its Affiliates.

As part of its governance structure, DBRS has also implemented a global Policy Review Group to review and approve all new and revised DBRS ratings and compliance policies and procedures.

(4.2) DBRS has established a risk management function made up of one or more senior managers or Covered Personnel with the appropriate level of experience, which is responsible for identifying, assessing, monitoring and reporting the risks arising from its activities, including but not limited to legal risk, reputational risk, operational risk and strategic risk. The function makes periodic reports to the DBRS Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS's compliance with applicable legislation or its code of conduct. DBRS does not outsource the functions or duties of its compliance officer.

4. Governance, Risk Management and Employee Training (Continued)

(4.3) DBRS provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS codes of conduct; credit rating methodologies; DBRS's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS's policies and procedures for handling Confidential Information and/or MNPI.

5. Enforcement and Disclosure of the Code and Communication with Market Participants

(5.1) DBRS disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

(5.2) The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS supports a Structured Finance Issuer disclosure regime; however, DBRS does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS believes that it is the obligation of the Issuer to provide this information. DBRS believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS does not publically disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements. In the case of Section 4.2, DBRS' risk management function is not completely independent of its internal audit function, as DBRS believes the consolidation of these functions under one individual provides tangible benefits to the Company, by allowing for a more seamless and efficient flow of information between the two groups and by reducing some overlap in functionality. The head of internal audit and risk management reports directly to each DBRS Board, permitting each DBRS Board to evaluate the effectiveness of the risk management function. In addition, a DBRS Board may choose to periodically engage independent third parties to review and provide assurance with respect to the effectiveness of the risk management function. As a result, DBRS believes this modified provision achieves the objectives of the IOSCO Code and the principles that underlie it.

The GCCO and RCOs are responsible for the oversight of DBRS compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

(5.3) The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

(5.4) The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the applicable DBRS websites.

Appendix I: Definitions

ANALYTICAL PERSONNEL

Analytical Personnel (singular, Analytical Person or analyst) means DBRS Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings or who participate in the development, review, or discontinuation/withdrawal of methodologies used in determining credit ratings.

AFFILIATE

An affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

ASSOCIATE

Where used to indicate a relationship with DBRS or an Analytical Person, associate means,

    a. *Any company of which DBRS or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,*

    b. *Any partner of DBRS or an Analytical Person,*

    c. *Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or*

    d. *Any immediate family member of an Analytical Person who resides in the same home as that person.*

CONFIDENTIAL INFORMATION

DBRS defines Confidential Information to include:

    a. *Data and information DBRS receives from or on behalf of an issuer or entity in connection with DBRS's business which DBRS knows, or should reasonably know, is information confidential to the issuer, entity or agent. This does not include data or information that: (i) was previously known to DBRS through independent sources; (ii) was lawfully received from a third party without an obligation of confidence; (iii) was in, or has become part of, the public domain; (iv) has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or (v) is required to be released or disclosed by law.*

    b. *Data and information with respect to a pending DBRS credit opinions that has not yet been publicly disclosed.*

    c. *Confidential Information further includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI").*

DBRS MANAGEMENT

DBRS Management means those members of DBRS Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS business. Certain DBRS Management are also DBRS officers and directors.

DBRS COVERED PERSONNEL

DBRS Covered Personnel means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

IMMEDIATE FAMILY MEMBER

Immediate Family Member means the spouse, domestic partner, child or other relative or person living with or financially dependent on a DBRS Analytical Person.

Appendix I: Definitions (Continued)

Issuer
Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

Material Non-Public Information (MNPI)
DBRS defines MNPI as information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:
    a. *If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or*
    b. *There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.*

Non-Analytical Personnel
Non-Analytical Personnel means all DBRS Personnel not categorized as Analytical Personnel.

Rating Committee
Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

Securities
Securities are any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

Appendix II: Reporting Complaints Regarding DBRS — Submissions by Non-Employees

DBRS has established a procedure so that any complaints received from external parties regarding credit ratings opinions, models, methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS in writing, as follows:

DBRS Global Chief Compliance Officer
140 Broadway, 35th floor
New York, New York 10005
United States
compliance@dbrs.com

The GCCO directs any complaint(s) regarding the NRSROs to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

DBRS Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.



Corporate Headquarters

DBRS Limited
DBRS Tower
181 University Avenue, Suite 700
Toronto, ON M5H 3M7
Tel. +1 416 593 5577
Fax +1 416 593 8432
Email: info@dbrs.com

United States

DBRS, Inc.
333 West Wacker Drive, Suite 1800
Chicago, IL 60606
Tel. +1 312 332 3429
Fax +1 312 332 3492

DBRS, Inc.
140 Broadway, 35th Floor
New York, NY 10005
Tel. +1 212 806 3277
Fax +1 212 806 3201

DBRS, Inc.
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883 5877
Fax +1 203 614 1396

Europe

DBRS Ratings Limited
20 Fenchurch Street
31st Floor
London
EC3M 3BY
Tel. +44 (0)20 7855 6600
Fax +44 (0) 20 3137 5129

Mexico

**DBRS Ratings México, Institución
Calificadora de Valores S.A. de C.V.**
Paseo de La Reforma No. 350 – Piso 11
Col. Juarez
Mexico, DF Ciudad de Mexico.
06600
Mexico
Tel. +52 55 91711536

Document Control Number: 20171221-123



SEPARATION OF ANALYTICS FROM COMMERCIAL CONSIDERATIONS AND GIFT, BENEFITS, AND ENTERTAINMENT GLOBAL PROCEDURE

Effective Date: December 1, 2017
Owner: Global Compliance
Applies to: All DBRS Covered Personnel

I. Purpose and Scope

This Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure ("Procedure") establishes processes to avoid commercial considerations from influencing credit rating activities.

This Procedure focuses on the following activities:
1. Transfer of Covered Personnel between analytical and non-analytical functions;
2. Fee Information and Fee Discussions;
3. Interaction with market participants, including meetings; and
4. Provision or receipt of gifts, benefits, and entertainment.

This Procedure applies to all Covered Personnel. Terms capitalized are defined herein or within the Glossary.

II. Transfer of Covered Personnel between Analytical and Non-Analytical Functions

From time-to-time, Covered Personnel may transfer jobs to another function at DBRS such that they transfer from an Analytical to Non-Analytical role or vice-versa. The following steps should be followed when such a transfer will occur:
1. As early as is reasonably possible after the Covered Personnel's future manager ("Prospective Manager") and current manager determines that the Covered Personnel will transfer, the Prospective Manager contacts the Chief Compliance Officer to discuss the Covered Personnel's prospective transfer including job responsibilities and expected timing of transfer.
2. The Chief Compliance Officer evaluates the change in job responsibilities and expected timing and consults with the Covered Personnel's Prospective Manager to determine what safeguards are appropriate for purposes of identifying, managing and controlling any existing, potential or perceived conflicts of interest associated with the transfer. Such safeguards, at a minimum, include controls with respect to the transferring Covered Personnel's access rights to electronic tools and record retention repositories, securities trading restrictions, and any physical location changes that may be appropriate.
3. Depending on the facts and circumstances at the time of review, the Chief Compliance Officer determines whether any additional safeguards would be necessary. For example, a cooling off

period or certain restrictions regarding the types of activities that may be performed by the transferring Covered Personnel in his/her new role may be appropriate depending on the relevant facts and circumstances at the time of the transfer.

III. Fee Information and Fee Discussions

1. All Fee Discussions are handled by Non-Analytical Personnel. Analytical Personnel may not participate in Fee Discussions or seek information about such discussions.
2. Non-Analytical Personnel may not share Fee Information with Analytical Personnel, solicit their input for what is the right amount of the fee, or ask Analytical Personnel to confirm fee amounts for accounts receivables purposes. Analytical Personnel may not seek Fee Information.
3. Non-Analytical Personnel are permitted to seek information from Analytical Personnel about the type of analytical work to be performed to develop an appropriate fee structure (e.g., complexity of the structure or entity to be rated, anticipated time and internal/external resources needed, or costs anticipated to be incurred, to complete a rating or ratings).

In the event that Analytical Personnel receive Fee Information, the following steps should be taken:
1. The Analytical Personnel recipient notifies their Regional Compliance Officer regarding the receipt of such information, and does not forward to, or discuss such information with, any Market Participant or other Covered Personnel, except Compliance. Compliance provides guidance on the appropriate next steps to be taken.
2. Business Development sends a reminder to the Market Participant that sent the Fee Information that Analytical Personnel are prohibited from participating in Commercial Discussions, including Fee Discussions, or having access to Fee Information, and to please contact Business Development Personnel with respect to such matters. With respect to Fee Information that is included in public filings, public tenders or transaction related documents, Compliance provides guidance to Business Development whether such a reminder is appropriate on a case-by-case basis.

IV. Management Reporting

Analytical Personnel may view the following types of financial information, which are typically presented in management reporting of finances and may be distributed and/or made available on a case-by-case basis:
1. Direct operational expenses and general expenses such as variable pay, net overhead transfers, amortization/depreciation, tax provisions, and any other income statement expenses; and
2. Summary billings and revenue numbers at a cost-center level.

V. Interaction with Market Participants

DBRS encourages both Non-Analytical and Analytical interaction with Market Participants. It is important that Analytical Personnel engage with such participants to educate them on DBRS's Methodologies and analytical capabilities, discuss industry, asset class and other related market information, and conduct any other discussions consistent with the Employee Code of Conduct regarding credit rating activities. Non-Analytical Personnel engage with such participants to secure business opportunities for DBRS. However,

DBRS recognizes that such interactions, if not appropriately conducted, can create opportunities for actual or potential conflicts of interest. Therefore, Covered Personnel should minimize opportunities for conflict(s) by observing the following principles and provisions.

1. General Principles
   Analytical and Non-Analytical Personnel are to observe the following restrictions during their interactions with Market Participants, whether at a scheduled meeting, conference, during a meal, while enjoying entertainment, a chance gathering, or during any other interaction.

Table 1

Analytical Personnel	Non-Analytical Personnel
Analytical Personnel may engage in Informational and Transparency Discussions but may not conduct Commercial Discussions.	Non-Analytical Personnel may engage in Commercial Discussions and provide a general description of DBRS's rating process and Methodologies. Non-Analytical Personnel may not discuss how DBRS analyzed or will analyze or rate an entity, security specific transaction or specifically identified series of transactions.

Example: When meeting with an issuer, Analytical Personnel (i.e. rating analysts) do not ask the issuer to engage DBRS to perform a rating on their behalf. While an analyst demonstrates to an issuer how a tool (e.g., iReports) is utilized by the analysts or can be used by the issuer, the analyst does not further ask the issuer to purchase or subscribe to the tool (if it is for sale) or to engage DBRS for ratings to obtain greater benefit from the tool.

Example: When meeting with an issuer, Non-Analytical Personnel (Business Development Personnel) may generally discuss DBRS's Methodologies in addition to the general steps and length of the rating process. However, Business Development may not apply the Methodology to a specific transaction or set of transactions.

2. Meetings with Market Participants Attended Jointly by Analytical and Non-Analytical Personnel
   a. Meetings with Market Participants attended jointly by Analytical and Non-Analytical Personnel are subject to the following restrictions:

Table 2

Analytical Personnel	Non-Analytical Personnel
Analytical Personnel may not be present for, and should excuse themselves from, any Fee Discussion or any discussion wherein there is any attempt to influence the Analytical Personnel's analytical perspective with Improper Considerations.	Non-Analytical Personnel attending a joint meeting to discuss a specific transaction or specific series of transactions may not participate in, or be present for, the Analytical Personnel's discussion of the rating analysis of the specific transaction(s), entity or issuer.

   b. In addition, if (1) the Non-Analytical Personnel attending the meeting jointly with Analytical Personnel are Sales and Marketing Personnel and (2) the meeting is planned in advance (versus, in the context of an informal, unplanned gathering, such as at a



conference) the meeting, including attendees, must be documented by the Sales and Marketing Personnel.

Example: If the sole purpose of the meeting is to discuss the terms of the engagement, Analytical Personnel do not attend the meeting. If the sole purpose of the meeting is to discuss DBRS's analysis of a transaction or series of transactions, Non-Analytical Personnel do not attend. If the purpose of the meeting is to discuss both analytical and non-analytical (commercial aspects) of the engagement, Covered Personnel excuse themselves from the portion of the discussion from which they are restricted from participating, per the above restrictions.

Example: Issuer contacts DBRS and asks to schedule a meeting with Business Development personnel and a rating analyst(s) to discuss a transaction. This is a planned meeting which requires the meeting to be documented.

Example: During a reception at a conference, a Non-Analytical Personnel (Business Development Person) and Analytical Personnel (rating analyst(s)), and a Market Participant run into each other and speak. This is not considered to be a meeting planned in advance and; therefore, it is not required to be documented.

3. Conferences/Symposiums/Speaking Engagements ("Conferences")
    a. Conferences are not "meetings." However, meetings can arise during or as a result of such Conferences. In this case, the principles described for meetings in Section V. 2 apply to such meetings.
    b. In addition, the following restrictions apply to Analytical Personnel when attending Conferences:
        1. Unless fees are waived due to the Analytical Personnel's participation as a speaker, panelist, presenter, or the like, DBRS pays all costs for the Analytical Personnel's attendance (including costs, if any, to attend any third-party hosted receptions).
        2. Analytical Personnel may attend receptions, however, the Analytical Personnel may only attend receptions hosted by issuers or rated entities if such reception is also open to non-hosting attendees other than DBRS Covered Personnel.
        3. If Covered Personnel are invited to speak at these engagements, the Covered Personnel must comply with the Media Relations Global Procedure.

VI.   Gifts, Entertainment, and Other Benefits

1. DBRS acknowledges that while the giving and receiving of gifts, entertainment, and other benefits may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential or actual conflicts of interest for DBRS Covered Personnel. As such, DBRS prescribes certain prohibitions on giving and receiving gifts, entertainment, and other benefits to external parties.
2. DBRS does not provide gifts, entertainment, and other benefits to any Government Official or any representative or agent of a Government Official.
3. Otherwise, except as provided below with respect to exchanges with Market Participants, or as otherwise prohibited or limited by any other policies or procedures of DBRS, a Covered Personnel's ability to give or receive gifts (directly or indirect, for example, acting through an

entity), entertainment, and other benefits to and from external parties is subject to the following general principles:

a. Gifts, Business Meals, and Business Entertainment do not include Incidentals. In addition, during Conferences and events sponsored by DBRS, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.

b. It may not be extravagant. This means gifts, entertainment, and other benefits do not have a value beyond what would ordinarily be expected to be provided in the credit rating industry in the jurisdiction in which the recipient is located.

c. It must not be likely to damage the business or professional reputation of DBRS.

d. It may not be money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options, and other items that may be used as or converted into a cash benefit.

e. There must be no expectation or suggestion that the recipient will provide or be induced to provide any advantage (financial or otherwise) or favor or improper performance of a relevant function as a result of the provision of gifts, entertainment, and other benefits.

f. The cost of any gift, entertainment, or other benefit given or provided by Covered Personnel is paid by DBRS. In the event personal funds are used, such amount is submitted for reimbursement by DBRS in accordance with DBRS's expense reimbursement procedures.

g. Any gifts, entertainment or other benefits outside of the restrictions set forth in Table 3 are declared to the Regional Compliance Officer who advises on appropriate remedial action, when necessary.

Table 3

Type of Benefit to/from Market Participant	Analytical Personnel	Immediate Family Members of Analytical Personnel	Non-Analytical Personnel
Gifts	a) May not solicit, receive, or accept Gifts from Market Participants. b) May not offer or give Gifts.	May not solicit, receive, accept, or give Gifts if the reason the Gift is provided is because of the Market Participant's relationship to DBRS.	May solicit and receive, and give Gifts so long as it is disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer) via the Compliance Conflicts System.
Business Meals	a) May not solicit or accept a Business Meal paid for by Market Participants (other than through ordinary course reimbursement of expenses incurred as part of an engagement) b) May offer and pay for a Business Meal for an investor as long as that fact is	May not solicit, accept, offer or provide Business Meals if the reason the Business Meal is provided is because of the Market Participant's relationship to DBRS.	a) May solicit and accept a Business Meal offered by a Market Participant. b) May offer and pay for a Business Meal for a Market Participant.

	documented in the expense description.		c) Should submit DBRS payment for a Business Meal attended jointly with Analytical Personnel.
Business Entertainment	a) May not solicit or attend Business Entertainment provided by Market Participants. b) May not offer or provide Business Entertainment to Market Participants. c) May attend DBRS-sponsored Business Entertainment so long as is appropriate for their role.	May not solicit, attend, offer or provide Business Entertainment if the reason the Business Entertainment is provided is because of the Market Participant's relationship to DBRS.	a) May solicit and attend Business Entertainment provided by Market Participants. b) May offer and provide Business Entertainment to Market Participants. c) Should submit DBRS payment for Business Entertainment attended jointly with Analytical Personnel.

VII.   Exceptions

Covered Personnel requesting an exception to this Procedure must send an email request, along with the rationale for the request, to the head of their function or their designee and the Chief Compliance Officer and/or the Regional Compliance Officer.

Exceptions are granted by the head of the applicable function and the Chief Compliance Officer and/or the Regional Compliance Officer via email. Email requests and approvals are retained in accordance with the Record Retention Global Policy. Exceptions to this Procedure are deemed one-time in nature.

VIII.   Appendix

A.   Related DBRS policies and procedures that address conflicts of interest:
1. Anti-Bribery and Corruption Global Policy
2. Anti-Bribery and Corruption Global Procedure
3. Avoiding Conflicts of Interest for Control Investors Global Procedure
4. Business Code of Conduct
5. Conflicts of Interest Global Policy
6. Corporate and Structured Finance Rating Committee Global Policy

7. Corporate Finance Rating Committee Global Procedure
8. Corporate Finance Structuring Prohibition Global Guidance
9. Employee Code of Conduct
10. Media Relations Global Procedure
11. Outside Business Interests Global Procedure
12. Personal Trading Global Policy
13. Personal Trading Global Procedure
14. Reporting Complaints Global Procedure
15. Structured and Corporate Finance Structuring Prohibition Global Policy
16. Structured Finance and Corporate Finance Pricing Global Procedure
17. Structured Finance and Covered Bonds Rating Committee Global Procedure
18. Structured Finance Structuring Prohibition Global Guidance

Effective Date: December 1, 2017
Document Control Number: 20170913-087



LOOK-BACK REVIEW GLOBAL PROCEDURE

Effective Date: **December 1, 2017**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I. Purpose and Scope

The Look-Back Review Global Procedure ("Procedure") is designed in line with applicable regulations to identify and manage potential conflicts of interest. The Procedure establishes processes to address situations in which certain DBRS Covered Personnel terminate their employment with DBRS and subsequently become employed by a DBRS-rated entity or the issuer, underwriter or sponsor of a DBRS-rated security or money-market instrument. This Procedure covers both preliminary assessments and Look-Back Reviews and is applicable to Analytical Personnel and transition reports covering Analytical Personnel and their supervisors, and members of Senior Management. Terms capitalized throughout this Procedure are defined herein or in the Glossary.

II. Preliminary Assessment and Look-Back Review Process

When an Analytical Person terminates his or her employment with DBRS, DBRS conducts a preliminary assessment to determine if a Look-Back Review is required. If the Analytical Person goes to work for a DBRS-rated entity or the issuer, underwriter or sponsor of a DBRS-rated security or money-market instrument **and** the Analytical Person participated in any capacity in determining a rating involving such entity, security or instrument during the Review Period prior to leaving DBRS, a Look-Back Review is conducted to determine whether the Analytical Person had a conflict of interest that influenced the credit rating. Otherwise, a Look-Back Review is not required.

III. Roles and Responsibilities Relating to Preliminary Assessments and Look-Back Reviews

A. Human Resources ("HR")
Upon being notified of the Employment Termination of an Analytical Person, HR notifies the Regional Compliance Officer ("RCO") in writing, as soon as practicable, of the Analytical Person's Employment Termination and, if known, the identity of the new employer.

B. Compliance
Upon receiving notification of an Analytical Person's Employment Termination and related information, the RCO promptly undertakes a preliminary assessment to determine the need for a Look-Back Review.



a. Preliminary Assessment

1. The RCO first tries to determine the Analytical Person's new employer by interviewing HR, the departing Analytical Person's management team, or by other reasonable means.

2. The RCO then determines whether DBRS maintains a rating on the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer.

   I. If the answer is *no,* the RCO promptly documents that fact, and a Look-Back Review is not required.

   II. If the answer is *yes,* the RCO contacts the Analytical Person's Group Managing Director ("GMD"), Managing Director ("MD"), Team Leader, or other appropriate person, to determine whether, during the Review Period, the departing Analytical Person participated in any capacity in determining the rating of or related to the new employer.

      a. If the RCO determines that the departing Analytical Person *did not,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact, and a Look-Back Review is not required.

      b. If the RCO determines that the departing Analytical Person *did,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact and institutes a Look-Back Review as described below.

3. The RCO then checks that documentation of the preliminary assessment includes:

   I. Name of Analytical Person;

   II. Date of Employment Termination;

   III. Name of new employer; and

   IV. As applicable, the date it was determined that:

      a. DBRS does not rate the new employer or a security or money-market instrument issued, underwritten or sponsored by the new employer;

      b. The departing Analytical Person did not, during the Review Period, participate in determining a rating on or related to the new employer; or

      c. A Look-Back Review is required.

b. Look-Back Review

1. The RCO shall institute and oversee the Look-Back Review to check it is completed in accordance with this Procedure. Upon completion of the Look-Back Review, the RCO shall update the supporting records, as appropriate.

2. In all cases where the RCO recommends remedial action as a result of a Look-Back Review, the RCO shall notify the Board of Directors. This can be done through the monthly compliance report to the Board of Directors or otherwise as deemed appropriate. The RCO also may notify the appropriate regulatory authorities of matters related to a Look-Back Review, and/or take other action.

C. Group Managing Director/Managing Director/Team Leader ("Reviewer"):
The Reviewer is responsible for:
1. Notifying HR when an Analytical Person terminates his or her employment with DBRS.
2. Providing information requested by Compliance (e.g., determining the role a departing Analytical Person played in the rating of the entity or instrument related to the new employer).
3. Managing the entire review process under the oversight of the RCO.
4. Promptly determining whether the current rating was influenced by a conflict of interest. In making this determination, the Reviewer shall, as appropriate, consider the nature of the Analytical Person's involvement in the rating process; review the subject rating file(s); interview members of the subject rating committee; and make such other inquiries as the circumstances warrant. An Analytical Person's conflict of interest is deemed to have influenced a rating if, absent the conflict of interest, DBRS would have issued a different rating.
    I. If the Reviewer determines that the rating *was not* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination, and the review process ceases.
    II. If the Reviewer determines that the rating *was* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination and shall take the following additional steps within fifteen (15) calendar days from the date of the determination that the credit rating was influenced by a conflict of interest.
5. Convene a rating committee to determine whether the credit rating must be revised.
6. Depending on the decision of the rating committee, either:
    I. Issue a press release that confirms the subject credit rating and includes the following:
        a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
        b. A description of the nature of the conflict of interest;
        c. An explanation of why the affected rating is not being revised notwithstanding the presence of the conflict;
        d. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
        e. If relevant, a description of the impact the conflict had on the prior rating action(s).
                                            OR
    II. Issue a press release that revises the subject credit rating and that includes the following:
        a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
        b. A description of the nature of the conflict of interest;
        c. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
        d. If relevant, a description of the impact the conflict had on the prior rating action(s).
7. If the rating is not confirmed or revised within fifteen (15) calendar days of the discovery that the credit rating was influenced by a conflict of interest, the rating must be placed Under Review, with the appropriate Implications designation. The press release should indicate the reason for placing the rating Under Review is the result of discovering the credit rating was



influenced by a conflict of interest. The rating should then be confirmed or revised as promptly as possible and the appropriate disclosure as referenced in Section C paragraph 6 should be made.

IV.   NRSRO Transition Reports

Each DBRS entity that is subject to regulation as a Nationally Recognized Statistical Rating Organization ("NRSRO") must report to the US Securities and Exchange Commission ("SEC") all instances in which DBRS knows or can reasonably be expected to know that a person formerly associated with the NRSRO within the past five (5) years becomes employed by any obligor, issuer, underwriter or sponsor of a security or money market instrument for which the NRSRO issued a credit rating during the 12-month period prior to such new employment. This reporting obligation applies to:
1. Members of Senior Management of the NRSRO;
2. Analytical Personnel of the NRSRO who participated in any capacity in determining credit ratings of or related to the new employer; and
3. Anyone who supervised a person described in Section IV. Subsection 2.

A.   Determining the Need for a Transition Report
In addition to supplying the RCO with information regarding the Employment Termination of an Analytical Person as described above, HR also notifies the Designated Compliance Officer ("DCO") of the Employment Termination of a member of Senior Management, Analytical Person or supervisor of the Analytical Person of the DBRS NRSRO, and provides information about the person's new employer, if known.

The DCO or his/her designee maintains a log of all members of Senior Management, Analytical Personnel and supervisors of Analytical Personnel who have terminated their employment with the NRSRO, including those persons as to whom a Look-Back Review was not required. This log includes the following information:
1. Person's name and title;
2. List of rating group(s) of which they were a member;
3. With regard to an Analytical Person, supervisor(s), MD(s) or GMD(s);
4. Start date with new employer and departure date of prior employer; or
5. List of post-DBRS employer(s).

On an annual basis, the DCO or his/her designee seeks to confirm the current employer of each member of Senior Management, Analytical Person and supervisor of the Analytical Person on the log to determine if such persons have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS issued an NRSRO credit rating during the past twelve (12) months. The details for a particular person are checked for a period of five (5) years after the end of that person's association with the NRSRO. The DCO or his/her designee may use all reasonable efforts to determine current employers, including social media and interviews with former colleagues. In the case of an Analytical Person and his or her supervisors, the DCO or his/her designee also determines if the Analytical Person participated in any capacity in determining credit ratings for such obligor, issuer, underwriter or sponsor.



B. Submitting NRSRO Transition Reports

The DCO or his/her designee submits an employment transition report to the SEC when it is determined that:

1. A member of Senior Management, Analytical Person or supervisor of an Analytical Person has, within five (5) years of Employment Termination from the NRSRO, obtained employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS has issued an NRSRO rating;
2. DBRS has issued an NRSRO rating for such obligor, issuer, underwriter or sponsor of a security or money market instrument during the 12-month period prior to such new employment; and
3. In the case of an Analytical Person or his or her supervisors, the Analytical Person participated in any capacity in determining DBRS NRSRO credit ratings for such obligor, issuer, underwriter or sponsor.

V. Appendix

A. Definitions

"Designated Compliance Officer ('DCO')" means the Compliance Officer who has been designated with responsibility for the oversight of NRSRO activities.

"Employment Termination" means the end of employment or other association, regardless of whether it was instigated by DBRS or the Covered Person.

"Look-Back Review" means the post-employment examination of certain Analytical Personnel's rating activities in determining, approving or monitoring credit ratings, to determine whether DBRS ratings have been influenced by such persons' conflicts of interest.

"Regional Compliance Officer ('RCO')" means the Compliance Officer with primary responsibility over the DBRS entity that employed the Analytical Person subject to a Look-Back Review or preliminary assessment.

"Review Period" means a period of time preceding the Analytical Person's departure date which may be subject to a Look-Back Review. This period is the twelve (12) months preceding the date of the most recent rating action taken by the DBRS entity prior to the Analytical Person's departure date. In addition, for DBRS Ratings Limited, this period includes the twenty-four (24) months preceding the Analytical Person's departure date from DBRS Ratings Limited.

OUTSIDE BUSINESS INTERESTS GLOBAL PROCEDURE

Effective Date: **December 1, 2017**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel and Board of Director Members**

I.   Purpose and Scope

This Outside Business Interests Global Procedure ("Procedure") outlines the controls DBRS has implemented that are intended to prevent outside business interests of its Covered Personnel and Board of Directors from interfering with their duties to DBRS.

This Procedure applies to all DBRS Covered Personnel and Board of Director members globally and should be read on conjunction with the Conflicts of Interest Global Policy. Terms capitalized are defined herein or within the Glossary.

II.   Outside Business Interests Overview

For the purposes of this Procedure, outside business interests are considered to be any form of business activity or control relationship, whether paid or unpaid, that does not form part of the individual's responsibilities to DBRS. It would be difficult to provide an exhaustive list of activities that could be considered outside business interests; however, such interests could include, but would not be limited to:

- External control relationships (*e.g.* director, chairman, company secretary, partnership)
- Other employment (*e.g.* second job, consultancy)
- Personal business (*e.g.* family run business)
- Equity stake (*e.g.* share of ownership in a private company)

The following sections explain the declaration ("Declaration") and approval processes, which includes consulting with Compliance before entering into, and declaring, a new outside business interest if guidance is needed, and address prohibitions and restrictions in further detail. An outside business interest will generally be approved if it is not expected to create a conflict with the duties and responsibilities of the individual to DBRS or any legal, regulatory and internal policy requirements.

Individuals approved by Compliance to work outside of their capacities for DBRS must avoid any circumstance that could affect the judgments they make as Covered Personnel and Board of Director Members of DBRS or that could create the perception that the objectivity of DBRS ratings may be compromised.

III. Declaration and Review and Approval Procedures

A. Declaration

All Covered Personnel and Board of Director members must submit a declaration ("Declaration") regarding all outside business interests to Compliance through the designated DBRS system ("DBRS system") as follows:

1. Initially upon joining DBRS
2. On-going as they occur, which includes:
   a. Changes to previously declared and approved outside business interests
   b. Requests for new outside business interests
3. Annually as part of the Annual Statement of Understanding ("ASU") attestation
   a. The annual Declaration within the ASU supports a collective annual review and does not replace the need for on-going Declaration of interests and changes. It must not be assumed that the Declaration of outside business interests is merely an annual event.

In limited circumstances, Compliance may permit a written Declaration to be provided as an alternative.

B. Review and Approval

Covered Personnel and Board of Director members may consult the Chief Compliance Officer ("CCO") or their Regional Compliance Officer ("RCO") before entering into a new outside business interest or with any questions regarding whether an outside business interest warrants Declaration.

Upon receipt of a Declaration, Compliance will review the Declaration to determine whether or not it will be approved. If consulted prior to submission of a Declaration, or upon receipt of a Declaration through the DBRS system, the CCO or RCO may consult with the relevant Covered Personnel's GMD, MD or Team Leader, if needed, to determine if there is an actual, potential or perceived conflict associated with the proposed outside business interest.

The DBRS system tracks approvals and denials. For greater clarity, even if verbal approval from Compliance for a new outside business interest is received, the relevant Covered Person or Board of Director member is still required to make the Declaration in the DBRS system or in the manner which Compliance approves.

Compliance will notify the individual as to whether the Declaration has been approved or denied, with instructions on next steps, if applicable.

IV. Prohibitions and Restrictions

A. Prohibitions

Covered Personnel and Board of Director members must not solicit business or sell products or services from outside business interests to DBRS or its Covered Personnel without the prior written approval of the CCO or their RCO.

B. Restrictions

Subject to Section III herein, Covered Personnel and Board of Director members are permitted to be engaged by estates, trusts, family businesses and religious, community-based and/or charitable organizations. However, they must never serve on investment committees for those organizations, provide investment advice or take part in investment decisions. Where such organizations are rated by DBRS, the Covered Person must not take part in the determination or approval of such ratings.

V. Exceptions

There are no exceptions to the reporting of outside business interests. DBRS acknowledges that some interests present significantly less risk (*e.g.* charity work, participation in residential management companies). However, such interests will still be subject to review and approval in accordance with this Procedure.

PERSONAL TRADING GLOBAL POLICY

Effective Date: **December 1, 2017**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

DBRS is committed to providing credit rating opinions that are objective and free from economic, political, business, or personal influences. As such, in accordance with applicable regulations[1] and the DBRS Employee Code of Conduct, DBRS has developed this Personal Trading Global Policy ("Policy") which requires all Covered Personnel to report information about their Covered Accounts and Reportable Securities holdings and transactions, and restricts the ability of certain Covered Personnel to purchase, sell or own Securities of an entity or related third-party that is subject to a DBRS credit rating.

This Policy applies to all DBRS Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel. However, certain sections apply to Covered Personnel differently depending on their involvement in ratings activities and their access to Confidential Information.

This Policy should be read in conjunction with the Personal Trading Global Procedure ("Procedure") which describes the manner in which Covered Personnel are to comply with this Policy. Terms capitalized throughout this Policy are defined in the Procedure or the Glossary.

II.   Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading." All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading. Covered Personnel are also prohibited from misusing other types of Confidential Information.

III.   Requirements, Exemptions and Restrictions

The following components of the Policy apply to all Covered Personnel.

A. Requirements

All Covered Personnel must:

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[1] SEC Rule 17g-5(b)(6) and (c)(2); CSA National Instrument 25-101, Appendix A Sections 3.14,3.15 and 4.19; and ESMA EC 1060/2009 and amended EC 462/2013, Annex 1 Section C 1 and 2 and Section B 3 and 4.



1. Disclose their Covered Accounts and Reportable Securities holdings to DBRS;

2. Report changes to their Covered Accounts in a timely manner;

3. Disclose all transactions in Reportable Securities by providing duplicate statements for their Covered Accounts and other means;

4. Preclear trades in Reportable Securities; and

5. Periodically review and attest to their disclosed information.

B. Exemptions

All Covered Personnel are exempt from certain disclosure, preclearance and reporting requirements, while exemptions to other requirements may be granted on a limited case-by-case basis by the sole discretion of the Compliance Department as detailed in the Procedure.

C. Restricted List

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest, DBRS maintains a Restricted List of all entities and related third parties (e.g., issuers, arrangers, and obligors) that are subject to DBRS credit ratings. All Covered Personnel are subject to certain restrictions pertaining to the Restricted List as detailed in the Procedure. Restrictions are applied based on a Covered Person's involvement in ratings activities and access to Confidential Information.

IV.   Confidentiality

All information that DBRS obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when the Compliance Department may need to disclose such information to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.



SEC RULE 17G-5(A)(3) GLOBAL PROCEDURE

Effective Date: **July 14, 2017**
Owner: **Global Structured Finance and Global Corporate Finance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

The SEC Rule 17g-5(a)(3) Global Procedure ("Procedure") outlines the steps DBRS takes pursuant to SEC Rule 17g-5(a)(3) ("the Rule") to manage the conflict of interest described in subsection (b)(9) of the Rule, namely, "issuing or maintaining a credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that was paid for by the issuer, sponsor, or underwriter of the security or money market instrument." In this regard, the Procedure defines the scope of the Rule, identifies the point in the rating process when DBRS considers itself a Hired Nationally Recognized Statistical Rating Organization ("NRSRO") under the Rule, and outlines the steps that various parties within DBRS must complete.

This Procedure applies to Covered Personnel. Terms capitalized throughout the Procedure are defined in the Appendix.

II.   Overview of Rule 17g-5(a)(3)

A. Covered Products and Instruments
1. DBRS considers the following structured finance instruments to fall within the scope of the Rule:
    - Asset-backed securities
    - Asset-backed commercial paper ("ABCP")
    - Residential mortgage-backed securities ("RMBS")
    - Single and multi-tranched collateralized debt obligations ("CDOs") and credit default swaps ("CDSs") (except single-name CDSs)
    - Commercial mortgage-backed securities ("CMBS")
    - Multi-tranched insurance securitizations
    - Structured investment vehicles ("SIVs")
    - Repackaged instruments where any of the underlying assets is a structured finance instrument

2. DBRS considers securities or instruments that are not issued by an asset pool or as part of any asset-backed securities transaction to fall outside the scope of the Rule. The following are among those securities or instruments that are considered out of scope:
    - Covered bonds or similar dual recourse securities
    - Government and mortgage agency financings (*e.g.*, Fannie Mae, Canada Housing and Mortgage Corporation ("CMHC"))
    - Derivative product companies ("DPCs")
    - Corporate/whole business securitizations
    - Project financings/infrastructure financings
    - Enhanced equipment trust certificates

- First mortgage bonds
- Split shares
- Bond funds

III.   Additional Areas Considered Out of Scope

A. Investor-paid Ratings
Transactions that are initiated by and paid for by an investor **do not** fall within the scope of the (b)(9) conflict subsection of the Rule and thus, are excluded from these procedures.

B. Private Ratings
Private ratings also **fall outside the scope** of this Rule. In accordance with the Credit Ratings Global Policy, limited public disclosure of certain private credit ratings may be made to satisfy regulatory requirements with respect to the related investor or issuer. As such, a rating solely issued for regulatory/capital relief purposes, as requested by an investor, lender, issuer or its agent(s), falls outside the scope of the Rule. In order to qualify for this exception, the arranger must represent to DBRS that: (1) DBRS is being engaged to issue the subject   rating on a confidential basis and (2) the arranger will not use and will not permit anyone else to use the subject rating in connection with the marketing of the rating instruments.

C. Temporary Exemption for non-US transactions
In accordance with the U.S. Security and Exchange Commission's ("SEC") May 19, 2010[1] order granting a temporary, conditional exemption from the Rule requirements, ratings on certain foreign products shall not be covered by the rule. DBRS continues to adhere to the exemption through all subsequent extensions until such time as the SEC removes the temporary, conditional exemption.

In order to qualify for this exemption, DBRS must determine that the issuer is a non-U.S person as that term is defined in Rule 902(k) of Regulation S or based on its discussions with any arranger linked to the structured finance product, that the transactions will occur outside the U.S.

D. Composite ratings are outside the scope of Rule 17g-5(a)(3)
Composite ratings take into account various component factors as well as the rankings of a servicer or the ratings of providers of credit, liquidity or other support for the rating on the structured finance instrument. DBRS considers rankings or ratings of servicers or other support providers (referred to as composite ratings) that are the product of a separate engagement, unrelated to the terms or timing of any structured finance instrument and undertaken for independent purposes to fall outside the scope of the Rule.

E. DBRS Ratings Limited Ratings
This Procedure applies only to those rating actions by DBRS Ratings Limited with respect of which DBRS Ratings Limited was engaged after July 14th, 2017, being the registration date of DBRS Ratings Limited as an NRSRO affiliate.

IV. DBRS as a Hired NRSRO

DBRS considers a rating engagement for a specific structured finance transaction to be initiated when the following conditions have been met:

A. DBRS and the arranger have a signed letter of engagement ("LOE"); or

B. An arranger has asked DBRS in writing to begin analyzing a transaction; the arranger has provided sufficient written information or documentation for the analytical process to begin; and DBRS has agreed to undertake the work.

    1. For purposes of this section, "sufficient written information or documentation" includes the following:

        a. Pool tape to be analyzed for rating purposes;

        b. Written description of specific collateral characteristics to be analyzed for rating purposes;

        c. Written description of the transaction terms to be analyzed such as a term sheet for rating purposes; and

        d. Copy of offering circular (includes prior offering circulars for similar transactions when intended for the purposes of rating a specific transaction).

V. Structured Finance Analyst and Business Development Responsibilities

A. Business Development team members are responsible for identifying whether a specific structured finance transaction is subject to the Rule, subject in certain cases with a confirmation from the applicable Regional Compliance Officer. Business Development may also speak to the Team Leader, Managing Director or Group Managing Director, in accordance with DBRS policies and procedures to assist with the determination that a specific structured finance transaction is subject to the Rule.

B. Once DBRS determines that a rating engagement for a specific structured finance transaction covered by the Rule has been initiated, a Business Development team member must send an email to sec17g5@dbrs.com identifying the name of the transaction, the type of the transaction, and the party who is engaging DBRS to issue the initial rating.

C. In view of the fact that communications between analysts and arrangers shall be subject to posting on the arrangers' websites, analysts must conduct all such communications in a manner that protects DBRS proprietary business information and that avoids any reputational harm to the firm.

D. Business Development team members or analysts should direct any additional questions regarding the Rule to sec17g5@dbrs.com. In addition, any Covered Personnel who becomes aware that an arranger is not complying with its obligations under the Rule must promptly report this situation to Compliance.

E. Upon receipt of an email to the SEC Rule 17g-5 mailbox, Business Development shall obtain the Arranger Representations described below, unless the engagement is for a private rating or an exempt non-US transaction. The Arranger Representations may be part of a LOE or they may be placed in a stand-alone document.

F. Upon receipt of the Arranger Representations, Business Development shall update the DBRS password-protected Internet site (www.ratingsdisclosure.com) with the following information:

1. Identification of the type of security or money market instrument being rated;
2. The name of the issuer;
3. The date the rating process was initiated; and
4. The Internet website address where the issuer, sponsor or underwriter of the security or money market instrument providing the information relevant to the transaction can be accessed.

   G. Business Development team members or analysts should promptly report to Compliance in the event they become aware that an arranger is not complying with its obligations under the Rule, or any other compliance issue with this rule arises.

VI.   Compliance and Global Technology Responsibilities

Compliance is primarily responsible for monitoring that the process outlined above is being adhered to and administered in a timely manner. In addition to this over-arching responsibility, Compliance also performs the following specific tasks as part of the DBRS 17g-5(a)(3) process:

A. Fields requests, reviews certifications, and distributes identifications (IDs) and passwords to NRSROS allowing access to the DBRS password-protected Internet site;
B. Maintains NRSRO login IDs for one year before checking that they are deactivated;
C. Conducts analyst training on the Rule processes and procedures.
D. Receives, reviews and acts upon reports of non-compliance with the Arranger Representations; and
E. Maintains all required books and records relating to compliance with the Rule.

Global Technology is responsible for maintaining the DBRS password-protected Internet site. In addition, Global Technology generates all IDs and passwords for both NRSRO external access and internal site maintenance.

VII.   Arranger Responsibilities

If an arranger wants to obtain a rating on a structured finance instrument that is covered by the Rule, the arranger must provide written Arranger Representations to DBRS. The Arranger Representations may be part of the LOE or may be stated in a stand-alone document. The arranger must comply with the Arranger Representations as long as the structured finance instrument to which any credit rating applies is outstanding. The Arranger Representations are as follows:

A. The arranger will maintain an identified password-protected Internet website;
B. The arranger will provide access to its password-protected Internet website during the calendar year to any non-hired NRSRO that provides it with a copy of the certification described in the Rule;
C. The arranger will post on its password-protected Internet website all information for purposes of determining the initial credit rating and/or undertaking rating surveillance at the same time this information is provided to DBRS; and
D. The arranger will maintain the information it is required to make available on its password-protected Internet website in a manner indicating which information should be relied on to determine or monitor the credit rating.
E. The arranger will post on a password-protected Internet website, any executed Form ABS Due

Diligence-15E containing information about the covered structured finance instrument delivered by a person employed to provide due diligence services with respect to the covered structured finance instrument.

VIII. DBRS Responsibilities

A. DBRS is prohibited from issuing or maintaining a credit rating subject to the Rule unless it obtains the Arranger Representations in writing.

B. Once DBRS receives the Arranger Representations, DBRS posts on its password-protected Internet site the structured finance instrument(s) it has been hired to rate and the link to the arranger's password-protected Internet site for access by non-hired NRSROs.

C. DBRS must provide access to its password-protected Internet site to any other NRSRO that supplies DBRS with a copy of its 17g-5(e) certification for the current year.

D. If an arranger fails to comply with its Arranger Representations, DBRS is prohibited from issuing a credit rating for a structured finance instrument.

E. If DBRS becomes aware that the arranger is not complying with existing Arranger Representations, DBRS may discontinue-withdraw a previously assigned credit rating.

F. DBRS may also consider whether the arranger's conduct means that DBRS cannot reasonably rely on any aspect of the Arranger Representations with respect to other credit ratings of structured finance instruments that DBRS has already issued or is in the process of analyzing or determining at the behest of that arranger.

IX. Appendix

A. Definitions

"Analytical Personnel" means any employee who has responsibility for participating in determining, approving or monitoring credit ratings, or for developing and reviewing methodologies or models used for determining credit ratings.

"Covered Personnel" means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

"Non-Analytical Personnel" means Covered Personnel not categorized as Analytical Personnel.



STRUCTURED AND CORPORATE FINANCE STRUCTURING PROHIBITION GLOBAL POLICY

Effective Date: April 14, 2017
Owner: Global Structured Finance and Global Corporate Finance
Applies to: All DBRS Covered Personnel

I. Purpose and Scope

This Structured and Corporate Finance Structuring Prohibition Global Policy ("Policy") has been established to assist in maintaining the integrity of the rating process by prohibiting certain conduct by Covered Personnel[1] during the production and maintenance of credit rating opinions.

This Policy applies to all Covered Personnel and should be read in conjunction with applicable supporting guidance documents.

II. Structuring Prohibition

DBRS prohibits its Covered Personnel from making proposals or recommendations regarding the design of the legal structure, assets, liabilities or activities of the entity or instrument being rated to receive a desired credit rating (the "Structuring Prohibition").

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[1] "Covered Personnel" means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.